Filed by Wendy’s International, Inc.
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: Wendy’s International, Inc.
Commission File No: 1-08116
Presentation April 30, 2008

Statements herein regarding the proposed transaction between Triarc Companies, Inc. ("Triarc") and Wendy's International, Inc. ("Wendy's"), future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about future expectations constitute forward looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things: (1) changes in the quick service restaurant industry; (2) prevailing economic, market and business conditions affecting Triarc and Wendy's; (3) conditions beyond Triarc's or Wendy's control such as weather, natural disasters, disease outbreaks, epidemics or pandemics impacting Triarc's and/or Wendy's customers or food supplies or acts of war or terrorism; (4) changes in the interest rate environment; (5) changes in debt, equity and securities markets; (6) changes in the liquidity of markets in which Triarc or Wendy's participates; (7) the availability of suitable locations and terms for the sites designated for development; (8) cost and availability of capital; (9) adoption of new, or changes in, accounting policies and practices; and (10) other factors discussed from time to time in Triarc's and Wendy's news releases, public statements and/or filings with the Securities and Exchange Commission (the "SEC"), especially the "Risk Factors" sections of Triarc's and Wendy's Annual and Quarterly Reports on Forms 10-K and 10-Q, which are available at the SEC's website at http://www.sec.gov. Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions. Triarc and Wendy's caution that the foregoing list of factors is not exclusive. Although we believe that the assumptions underlying the projected results and other forward-looking statements are reasonable as of the date hereof, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or other forward-looking statements included in this presentation will prove to be accurate and the variations could be material. In light of the significant uncertainties inherent in such projected results and other forward- looking statements included herein, the inclusion of such information should not be regarded as a representation of future results or that the objectives and plans expressed or implied by such forward-looking statements will be achieved. None of Triarc, Wendy's or any of their affiliates or representatives warrants or guarantees any such forward-looking statements in any way. We do not undertake and specifically decline any obligation to disclose the results of any revision that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. The information contained in this presentation relating to Wendy's or Triarc has been derived from publicly available information and from information provided by such party and its representatives, and has not been independently verified by the other party and no warranty is made by such other party that such information is accurate. Notes Regarding Forward-Looking Statements and Other Matters

In connection with the proposed merger, Triarc will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Triarc and Wendy's and that also constitutes a prospectus of Triarc. Triarc and Wendy's each will mail the proxy statement/prospectus to its stockholders. Before making any voting decision, Triarc and Wendy's urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Triarc's website (www.triarc.com) under the heading "Investor Relations" and then under the item "SEC Filings and Annual Reports". You may also obtain these documents, free of charge, from Wendy's website (www.wendys.com) under the tab "Investor" and then under the heading "SEC Filings." Triarc, Wendy's and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Triarc and Wendy's stockholders in favor of the stockholder approvals required in connection with the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Triarc and Wendy's stockholders in connection with the stockholder approvals required in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Triarc's executive officers and directors in Amendment No. 2 to its Annual Report on Form 10-K, filed with the SEC on April 25, 2008. You can find information about Wendy's executive officers and directors in its Amendment No. 1 to its Annual Report on Form 10-K, filed with the SEC on April 28, 2008. You can obtain free copies of these documents from Triarc and Wendy's using the contact information above. Notes (Cont'd)

Agenda Investment Highlights Management Introduction Arby's Overview Transaction Overview Transaction Rationale Creating Value for All Shareholders

Investment Highlights Combination of two iconic brands creating one of the leading restaurant companies in the world Over 10,000 restaurants in the U.S. Approximately $12.5 billion in system-wide sales Two strong franchisee systems Potential for significant operating improvement and G&A cost savings Multiple levers to drive revenue growth Attractive pro forma free cash flow profile Moderately leveraged new company with flexible capital structure Opportunity to close the valuation gap with restaurant peers

Triarc's sole operating business is Arby's(r) Arby's senior management team has a long history in the restaurant sector and significant public company experience Management Introduction President and CEO of Arby's Inc., from 1997 - 1999 Rejoined Arby's in 2006 Appointed CEO of Triarc in 2007 Successfully led operational turnarounds and financial restructuring at AMF Bowling and American Golf President and CEO of AMF Bowling from 1999 - 2003 President and CEO of American Golf from 2003 - 2005 Also held management positions at KFC International, Schering- Plough, Pepsi Cola International and Procter & Gamble Roland Smith CEO of Triarc and Arby's Joined Arby's as CFO in 2006 Appointed SVP and CFO of Triarc in 2007 18 years of public company CFO experience including James River, AMF and Cadmus Communications Steve Hare SVP and CFO of Triarc CFO of Arby's Experience Name Title

Arby's Overview

Business Description Arby's is the second largest sandwich chain in the U.S. with system-wide sales of approximately $3.5 billion 40+ year brand heritage of slow-roasted, hand-carved roast beef positioned as superior quality to other leading QSRs A leader in premium sandwiches with Market Fresh(r) sandwiches, subs, wraps and salads with the convenience of drive- thru service Expanding footprint with approximately 3,700 restaurants across the U.S. and Canada Significant growth opportunities in both the U.S. and international markets Overview of Arby's Source: Triarc Management and Company public filings Products

Arby's U.S. Locations State Concentrations 139 to 250 83 to 139 44 to 83 19 to 44 1 to 19 65 41 22 18 16 132 35 70 81 30 67 49 48 14 14 95 169 83 85 53 195 147 181 72 44 134 111 101 23 31 139 70 154 178 94 150 27 19 43 106 32 290 0 1 6 12 8 4/28/06 Franchise Services Count as of P03 2008 10

Stable Growth Profile Restaurant Unit Mix System-wide Same Store Sales Growth 3,694 Total Restaurants (as of March 2008) Franchisees 2,538 Company- Owned 1,156 Restaurant Unit Growth Acquired RTM, Arby's largest franchisee

High-Performance Culture (1) Assumes 10x EBITDA multiple for QSR peer group Track record of turning around underperforming restaurants and operating company- owned stores, which have the best margins in the Arby's system Accountability through ownership mentality Focus on brand development, improving store-level margins and free cash flow Between 1997 and 2005, Arby's management team (while at RTM) integrated 39 acquisitions of 519 restaurants, substantially improving operations and margins Following RTM's purchase by Triarc, Arby's management team leveraged RTM's operational expertise to increase the average unit volumes ("AUVs") at 235 existing company-owned stores by nearly 10% and store level EBITDA margins by more than 300 bps by 2007 (from pre-acquisition levels) History of successful operational turnarounds Demonstrated ability to deliver strong financial results 10-year average same store sales growth of 1.7% Strong restaurant-level EBITDAR margins (25.5% in 2007) Attractive new unit restaurant-level Return on Investment of 21.0% (EBITDA / Investment (ex-land))1 Arby's Successful Track Record 1 Land is included in rent expense

Transaction Overview

Triarc and Wendy's signed a definitive merger agreement on April 23, 2008 Closing subject to regulatory approvals and customary closing conditions Majority votes of shareholders of both companies required to approve the merger and related matters Wendy's shareholders will receive 4.25 shares of Triarc Class A Common Stock for each Wendy's share they own Transaction is expected to close in the second half of 2008 Transaction Overview

Post merger company will be incorporated in Delaware Shareholder friendly governance structure and proactive communications Triarc's Board will have 12 members - two directors nominated by Wendy's Triarc will change its corporate name post-merger to include "Wendy's" and is expected to have a single class of common stock that trades under symbol "WEN" Corporate Governance Management Administration Roland Smith, current CEO of Triarc, will serve as CEO of the combined entity and CEO of the Wendy's brand Steve Hare will serve as CFO of the combined entity Tom Garrett will serve as CEO of the Arby's brand Arby's and Wendy's will operate as autonomous brand business units headquartered in Atlanta, GA and Dublin, OH, respectively Messrs. Peltz and May will continue as Triarc directors and, together with related entities, will have an approximate 10% economic beneficial interest (and related voting power) in the combined entity Corporate Structure

Transaction Rationale

Wendy's is the third largest quick-service hamburger chain with 6,645 restaurants as of FY 2007 Approximately $9 billion in system-wide sales 79% franchised / 21% company-owned Quality leader among the Big Three hamburger chains by using the freshest products - Beef is "Always Fresh, Never Frozen" Diversified product offering with long tradition of innovation Generated U.S. average unit volumes for company-operated and franchised units of approximately $1.4 million and $1.3 million, respectively, for FY 2007 In 2007, the Zagat Survey awarded Wendy's the "Best Burger" and #1 in food quality among all QSR 'megachains' Dedicated to "doing what's right" with customers and the community Wendy's is an Iconic Brand

Transaction Rationale Re-energize the Wendy's Brand to Drive Sales Revitalize advertising message and target the right customer Re-emerge as leader in product innovation Improve execution of new products Improve Wendy's Store-Level Operations and Margins $100 million in incremental EBITDA Institute ownership mentality and pay for performance culture Create a spirit of partnership with franchisees Right-size Combined Corporate Structure $60 million cost reduction Capitalize on targeted operational efficiencies Realize corporate- level synergies

Continued daypart expansion at Wendy's and Arby's Ample opportunity for domestic new unit development, particularly at Arby's Wendy's and Arby's international market expansion Additional Growth Opportunities

Creating Value for All Shareholders

Creating Value for Shareholders Select Combined Company Financials (Dollars and shares in millions)

Investment Highlights Combination of two iconic brands creating one of the leading restaurant companies in the world Over 10,000 restaurants in the U.S. Approximately $12.5 billion in system-wide sales Two strong franchisee systems Potential for significant operating improvement and G&A cost savings Multiple levers to drive revenue growth Attractive pro forma free cash flow profile Moderately leveraged new company with flexible capital structure Opportunity to close the valuation gap with restaurant peers